

January 6, 2010

Room 4631

Joseph F. Smorada
Vice President and Chief Financial Officer
JohnsonDiversey Holdings, Inc.
JohnsonDiversey Inc.
8310 16th Street
Sturtevant, Wisconsin 53177-0902

  Re: JohnsonDiversey Holdings, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2008
    File No. 333-108853
    JohnsonDiversey, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2008
    File No. 333-97427

Dear Mr. Smorada:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Terence O'Brien
       Accounting Branch Chief